UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	October 27, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this  announcement, make no  representation  as  to  its  accuracy  or  completeness and  expressly disclaim any liability whatsoever for any loss howsoever arising  from or in reliance upon the whole or any part  of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code:  00670)

OVERSEAS  REGULATORY  ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

This  announcement is  made  by  China  Eastern  Airlines  Corporation  Limited  (the  ‘‘Company’’)   in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (which requires any issuer listed on the Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’)  whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

Pursuant to the Rules for the Board of Directors (董事會議事規則) of the Company and as convened by Mr. Liu Shaoyong, the Chairman of the board of directors of the Company (the ‘‘Board’’), the 2009 fifth regular meeting of the Board (the ‘‘Meeting’’) was held at Shanghai International Airport Hotel on
27 October 2009.

Mr. Liu Shaoyong, the Chairman, Mr. Li Jun, the Vice Chairman, Mr. Ma Xulun, Mr. Luo Chaogeng, Mr. Luo Zhuping, as directors of the Comapny, and Mr. Hu Honggao, Mr. Zhou Ruijin, Mr. Xie Rong and  Mr.  Sandy  Ke-Yaw Liu,  as  independent non-executive directors of  the  Comapny,  attended the Meeting. Mr. Wu Baiwang, as independent non-executive director of the Comapny, authorized Mr. Xie Rong, another independent non-executive director of the Comapny, to vote in favour of the resolutions proposed at the Meeting.

The directors of the Company (the ‘‘Directors’’)  present at the Meeting confirmed that they had duly received the notice of the Meeting and other relevant information prior to the Meeting. All supervisors of the supervisory committee of the Company, the deputy general managers, the chief financial officer and heads of the relevant departments of the Company were also present at the Meeting. The quorum of Directors (including proxies) present at the Meeting complied with the relevant requirements under the Company Law of the People’s Republic of China and the Articles of Association of the Company. The Meeting was legally and validly held.

The Meeting was chaired by Mr. Liu Shaoyong, the Chairman. After thorough discussion, the Directors present at the Meeting considered and passed unanimously the following resolutions:

(1)	Considered and passed the 2009 third quarterly financial report of the Company.

(2)	Considered and passed the 2009 third quarterly report of the Company, and decided to publish it together with the 2009 third quarterly financial report of the Company as set out in item (1) above on 28 October 2009 in both Hong Kong and Shanghai concurrently.

(3)	Approved that the bank account with the Changning sub-branch of the Bank of Communications bearing the name of Fund Raising Account of China Eastern Airlines Corporation Limited 中國東 方航空股份有限公司募資專戶 (A/C no.: 310066629018170102237) be designated as a specific purpose account of the Company for holding and managing the proceeds of the non-public issue of not more than 1,350,000,000 A shares; approved that the bank account with the Hong Kong branch of the Bank of Communications (A/C no.: 02753220090309) be designated as a specific purpose account in respect of the specific placement of H shares of the Company for holding and managing the proceeds of the specific placement of not more than 490,000,000 H shares; and approved to authorize the President of the Company to delegate the power to use and manage the respective bank accounts for A shares and H shares to designated staff.

(4)	Considered and passed the resolution in relation to changing a portion of floating-rate debts into fixed-rate debts, and approved in-principle that the Company adopt simple interest rate swap products for such purpose provided that the balance of the fixed-rate debts at any point of time shall not exceed 50% of the Company’s long-term debts in United States dollars, such proposal will be submitted to the State-owned Assets Supervision and Administration Commission of the State Council for approval and the President will be authorised to implement the proposal after the written approval has been obtained. Further announcement will be made by the Company as and when the relevant proposal is materialised.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
27 October 2009